SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)*

                           McClatchy Newspapers, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   579489-10-5
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                                 (CUSIP Number)

                           Karole Morgan-Prager, Esq.
                     General Counsel and Corporate Secretary
                           McClatchy Newspapers, Inc.
                                  2100 Q Street
                                 P.O. Box 15779
                          Sacramento, California 95852
                                 (916) 321-1828
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 29, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 579489-10-5                 13D                      Page 2 of 8 Pages



1.  NAME OF REPORTING PERSON                                     Erwin R. Potts

    S.S. OR I.R.S. IDENTIFICATION NO.                               ###-##-####
    OF ABOVE PERSON

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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                        (b) /X/

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3.  SEC USE ONLY

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4.  SOURCE OF FUNDS                                              Not applicable

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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                  / /

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6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

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  NUMBER OF         7.       SOLE VOTING POWER                           87,047
   SHARES
BENEFICIALLY        -----------------------------------------------------------
  OWNED BY          8.       SHARED VOTING POWER                     12,500,312
    EACH
  REPORTING         -----------------------------------------------------------
   PERSON           9.       SOLE DISPOSITIVE POWER                      87,047
    WITH
                    -----------------------------------------------------------
                    10.      SHARED DISPOSITIVE POWER                12,500,312

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON                                                 12,587,359

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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                 / /

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    58.4%

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14. TYPE OF REPORTING PERSON                                                 IN

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CUSIP No. 579489-10-5                   13D                   Page 3 of 8 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D


         Erwin R. Potts hereby amends his statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on February 1, 1990 (the "Initial Statement") and as first amended and filed with the Commission on February 13, 1996 ("Amendment No. 1") relating to his beneficial ownership of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of McClatchy Newspapers, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Item 5 is hereby amended to read as follows:

         (a)      Amount beneficially owned:    12,587,359*

                  Percent of Class:                  58.4%

                  12,500,000 of the shares which are the subject of this
                  Schedule 13-D are beneficially owned pursuant to the provisions of five trusts over which Erwin Potts, William K. Coblentz, James B. McClatchy, William Ellery McClatchy and William M. Roth share joint voting and dispositive power.

                  The filing of this Amendment No. 2 to the Schedule 13-D shall not be construed as an admission that Erwin Potts is, for the purpose of Section 13(d) and 13(g) of the Act, the beneficial owner of such 12,500,000 shares.

         (b)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:
         87,047

                  (ii)  shared power to vote or to direct the vote:
         12,500,312

--------

  * Reflects the 25% (five for four) stock dividend on the Company's Class A and Class B Common Stock, paid on January 2, 1997 to stockholders of record on December 16, 1996. Also includes options to purchase 45,186 shares of Class A Common Stock which will vest upon Mr. Potts' retirement.


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CUSIP No. 579489-10-5                  13D                    Page 4 of 8 Pages


                  (iii)  sole power to dispose or to direct the
         disposition of:  87,047

                  (iv)  shared power to dispose or to direct the
         disposition of:  12,500,312

The following information applies to those persons with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

         (1)      -        Name:  JAMES B. MCCLATCHY

                  -        Residence or business address:

                           McClatchy Newspapers, Inc.
                           2100 Q Street
                           P.O. Box 15779
                           Sacramento, CA 95852

                  - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Publisher, McClatchy Newspapers, Inc., a Delaware corporation, with principal offices at 2100 Q Street, Sacramento, CA 95816, the primary business of which is newspaper publishing.

                  - James B. McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  - James B. McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  -        Citizenship of James B. McClatchy:  United States


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CUSIP No. 579489-10-5                 13D                     Page 5 of 8 Pages


         (2)      -        Name:  WILLIAM ELLERY McCLATCHY

                  -        Residence or business address:

                           c/o McClatchy Newspapers, Inc.
                           2100 Q Street
                           P.O. Box 15779
                           Sacramento, CA 95852

                  - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Self-employed as a design architect with business address of 246 Sea Spray, Palm Beach, FL 33480.

                  - William Ellery McClatchy, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  - William Ellery McClatchy, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  -        Citizenship of William Ellery McClatchy:  United
                           States

         (3)      -        Name:  WILLIAM K. COBLENTZ

                  -        Residence or business address:

                           222 Kearny Street, 7th Floor
                           San Francisco, CA 94108

                  - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: William K. Coblentz is an attorney at law and senior partner in the law firm (professional corporation) of Coblentz, Cahen, McCabe & Breyer, with offices located at 222 Kearny Street, 7th Floor, San Francisco, CA 94108.


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CUSIP No. 579489-10-5                   13D                   Page 6 of 8 Pages


                  - William K. Coblentz, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  - William K. Coblentz, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  -        Citizenship of William K. Coblentz: United States

         (4)      -        Name:  WILLIAM M. ROTH

                  -        Residence or business address:

                           57 Post Street, Suite 812
                           San Francisco, CA 94104-5027

                  - Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Retired.

                  - William M. Roth, during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  - William M. Roth, during the last five years has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  -        Citizenship of William M. Roth: United States

         (c) On April 29, 1997 Erwin Potts exercised options to purchase 7,812, 6,125, 7,813 and 7,813 shares of Class A Common Stock at purchase prices of $15.60, $18.10, $17.30 and $17.80 per share, respectively. On the same day Mr. Potts sold all 29,563 shares of Class A Common Stock resulting from such exercise on the open market at a price of $25.00 per share.


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CUSIP No. 579489-10-5                  13D                    Page 7 of 8 Pages


         (d)      Only those persons identified in Item 5(b) above.

         (e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         None.*

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*  Previously filed.


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CUSIP No. 579489-10-5                  13D                    Page 8 of 8 Pages

                         AMENDMENT NO. 2 TO SCHEDULE 13D

                                S I G N A T U R E


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: May 21, 1997                           By:      /s/ Erwin R. Potts
                                                 ------------------------------
                                                           Erwin R. Potts